Exhibit (e)(5)
Employment Agreements
      Bennett S. LeBow is a party to an employment agreement with the Company dated as of June 1, 1995, as amended effective as of January 1, 1996. The agreement had an initial term of three years effective as of January 18, 1995, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within the 60-day period before this date. As of January 1, 2005, Mr. LeBow’s annual base salary was $2,000,000. Following termination of his employment without cause, he would continue to receive his base salary for a period of 36 months commencing with the next anniversary of the effective date following the termination notice. Following termination of his employment within two years of a change-of-control, he would receive a lump sum payment equal to 2.99 times his then current base salary.
      Howard M. Lorber is a party to an employment agreement with the Company dated June 1, 1995, as amended effective as of January 1, 1996. The agreement had an initial term of three years effective as of January 18, 1995, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. As of January 1, 2005, Mr. Lorber’s annual base salary was $1,953,177. Mr. Lorber’s salary is subject to an annual cost of living adjustment. In addition, the Board must periodically review this base salary and may increase but not decrease it from time to time in its sole discretion. The Board may also award an annual bonus to Mr. Lorber in its sole discretion. The Board awarded Mr. Lorber a bonus of $1,500,000 for 2004. Following termination of his employment without cause, he would continue to receive his base salary for a period of 36 months commencing with the next anniversary of the effective date following the termination notice. Following termination of his employment within two years of a change-of-control, he would receive a lump sum payment equal to 2.99 times the sum of his then current base salary and the bonus amounts earned by him for the twelve-month period ending with the last day of the month immediately before the month in which the termination occurs.
      Richard J. Lampen is a party to an employment agreement with the Company dated September 22, 1995. The agreement had an initial term of two and a quarter years from October 1, 1995 with automatic renewals after the initial term for additional one-year terms unless notice of non-renewal is given by either party within the 90-day period before the termination date. As of January 1, 2005, his annual base salary was $750,000. In addition, the Board may award an annual bonus to Mr. Lampen in its sole discretion. The Board awarded Mr. Lampen a bonus of $100,000 for 2004. The Board may increase but not decrease Mr. Lampen’s base salary from time to time in its sole discretion. Following termination of his employment without cause, he would receive severance pay in a lump sum equal to the amount of his base salary he would have received if he was employed for one year after termination of his employment term.
      J. Bryant Kirkland III is a party to an employment agreement with the Company dated August 1, 1999. The agreement had an initial term of one year from August 1, 1999 with automatic renewals after the initial term for additional one-year terms unless notice of non-renewal is given by either party within the 90-day period prior to the termination date. As of January 1, 2005, his annual base salary was $250,000. In addition, the Board of Directors may award an annual bonus to Mr. Kirkland in its sole discretion. The Board awarded Mr. Kirkland a bonus of $50,000 for 2004. The Board may increase but not decrease Mr. Kirkland’s base salary from time to time in its sole discretion. Following termination of his employment without cause, Mr. Kirkland would receive severance pay in a lump sum equal to the amount of his base salary he would have received if he was employed for one year after termination of his employment term.
2005 Restricted Share Award
      On January 10, 2005, the Company awarded Mr. Lorber, the President and Chief Operating Officer of the Company, a restricted stock grant of 1,250,000 shares of the Company’s Common Shares pursuant to the Company’s 2000 Long-Term Incentive Plan. Under the terms of the award, one-seventh of the shares vest on July 15, 2005, with an additional one-seventh vesting on each of the five succeeding one-

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year anniversaries of the first vesting date through July 15, 2010 and an additional one-seventh vesting on January 15, 2011. In the event his employment with the Company is terminated for any reason other than his death, his disability or a change of control of the Company or Vector Group, any remaining balance of the shares not previously vested will be forfeited by him. The Company will record deferred compensation of $8,886,000 representing the fair market value of the restricted shares on the date of the grant. The deferred compensation will be amortized over the vesting period as a charge to compensation expense. The Company anticipates recording $1,857,000 in compensation expense in 2005, $1,269,000 as compensation expense in each of the years from 2006 to 2009, $1,899,000 in 2010 and $52,000 in 2011.

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